UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated November 6, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
("Sibanye Gold" or "the Company")

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

DEALING IN SECURITIES

Westonaria, 6 November 2015. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman, the Chief Executive Officer of Sibanye Gold Limited, has sold Bonus Shares which were awarded to him in terms of The Sibanye Gold Limited 2013 Share Plan on 3 March 2014 to settle the associated tax liability.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transaction are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Off market vesting of Bonus Shares.
Transaction Date	5 November 2015
Number of Shares	216 658
Class of Security	Ordinary shares
Market Price per share	R22.0271
Total Value	R4 772 347.43
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of Bonus Shares.
Transaction Date	5 November 2015
Number of Shares	85 000
Class of Security	Ordinary shares
Market Price per share	R22.0271
Total Value	R1 872 303.50
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: November 6, 2015

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer